HellerEhrman

November 20, 2007

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
simon.luk@hellerehrman.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

22105.0001.51

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-4217

Re: PYI Corporation Limited
(formerly known as Paul Y. - ITC Construction Holdings Limited)
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of PYI Corporation Limited (the "Company"), S.E.C. File No. 82-4217, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding the acquisition of further interest in Nantong Port Group Limited, dated November 2, 2007, published (in both English and Chinese language) on the websites of The Stock Exchange of Hong Kong Limited and the Company on November 4, 2007;

(2) The Company's circular regarding scrip dividend scheme with cash option in relation to the final dividend for the year ended March 31, 2007, dated October 11, 2007; and

11/30

(3) The Company's announcement regarding poll results of the annual general meeting held on September 20, 2007 and closure of register of members, dated September 20, 2007, published (in both English and Chinese language) on the websites of The Stock Exchange of Hong Kong Limited and the Company on the same day.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enc.

c.c. PYI Corporation Limited

PYI

PYI Corporation Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 498)

POSSIBLE MAJOR TRANSACTION ACQUISITION OF FURTHER INTEREST IN NANTONG PORT GROUP LIMITED

Financial advisers to PYI Corporation Limited

Somerley Limited

PYI has been notified by SDIC Communications of its intention to dispose of the entire 12.32% equity interest held by it in Nantong Port Group, which is currently a 45% associate of PYI, through a public tender and bidding process. PYI intends to participate in this public process; and when necessary, to exercise its pre-emption right to match the price of the highest bidder in order to acquire the aforementioned 12.32% so as to make Nantong Port Group a subsidiary. The Board therefore would like the PYI Shareholders to grant it a mandate to proceed with the Acquisition at a maximum price of RMB1 billion (equivalent to approximately HK$1.03 billion).

The Acquisition by the Group, if materialized, may constitute a major transaction for PYI under Chapter 14 of the Listing Rules and will be subject to, amongst other things, PYI Shareholders' approval. A circular containing the relevant information to seek prior approval from the PYI Shareholders on the Acquisition will be despatched to the PYI Shareholders as soon as practicable. A special general meeting will then be held to consider and, if thought fit, approve the Acquisition and transactions contemplated thereunder.

Investors and PYI Shareholders should note that the current intention in respect of the Acquisition may or may not materialize, and they should exercise caution when trading in the Shares.

THE ACQUISITION

The possible Acquisition

The Company has been notified by SDIC Communications of its intention to dispose of the Relevant Interest held by it in Nantong Port Group, currently a 45% associate of PYI, through a public listing and transaction process. PYI intends to participate in the public transaction process for the Relevant Interest; and when necessary, to exercise its pre-emption right under the Joint Venture Agreement to match the price of the highest bidder in order to acquire the Relevant Interest and make Nantong Port Group a subsidiary. The Board therefore would like the PYI Shareholders to grant it a mandate to proceed with the Acquisition at a maximum price of RMB1 billion (equivalent to approximately HK$1.03 billion) (the "Cap"). The Acquisition by the Group, if materialized, may constitute a major transaction for the Company under Chapter 14 of the Listing Rules.

Since Nantong Port Group is not a subsidiary of the Company and SDIC Communications holds no interest or directorship in the Group save for its interest in Nantong Port Group, SDIC Communications and Nantong Port Group are not connected persons of the Company. The Directors confirm that to the best of their knowledge, information and belief, and having made all reasonable enquiries, save for its interests in the Acquisition and its existing interest in Nantong Port Group, SDIC Communications and its ultimate beneficial owner(s) are third parties independent of the Company and its connected persons.

Approvals and regulatory requirements

In accordance with the regulatory requirements relating to the sale of state-owned assets, SDIC Communications has to put forward the Relevant Interest held in Nantong Port Group for sale through a public listing and transaction process.

Pursuant to the relevant PRC regulations, the listing process is to be initiated by SDIC Communications through the appointment of 產權交易所 (Assets and Equity Exchange) (the "Equity Exchange") to make a public announcement that the Relevant Interest is listed for transfer. The Equity Exchange will prescribe the offer conditions as well as the qualifications of interested transferee in the listing announcement. No binding agreements can be signed between the Equity Exchange and any interested parties whether prior to or during the listing process. The listing period is to be determined by the Equity Exchange, with a minimum of 20 working days. If at the close of the listing period more than one qualified interested transferee registered for the Relevant Interest, it will be put up for a competition process which includes auction, tender/bidding, online auction and so on. If at the close of the listing period only one qualified interested transferee registered for the Relevant Interest, the parties are allowed to enter into agreement by way of negotiations on the basis of the consideration and terms set out in the listing announcement. As at the date of this announcement, no Equity Exchange has issued any listing announcement or definite timetable regarding the transaction for the Relevant Interest.

Since there is no guarantee that the timetable to be released by the Equity Exchange will accommodate the time required by the Company to go through all necessary regulatory procedures and get the PYI Shareholders' approval before the submission of tender, the Company needs to obtain approval from the PYI Shareholders in advance in order to offer a committed price in its tender to be submitted or exercise its pre-emption right when the competition process becomes necessary, and to proceed with the Acquisition in a timely manner. Similarly, on the basis that no definite timetable regarding the tender/auction for the Relevant Interest is currently available and there is no meaningful estimate on when such a definite timetable from the Equity Exchange will be available, the Directors consider that it is fair and reasonable and in the interests of the Company to seek a mandate from the PYI Shareholders to proceed with the Acquisition within a period of twelve months commencing from the date of approval by the PYI Shareholders.

Basis for arriving at the Cap

For the purpose of obtaining the requisite mandate from the PYI Shareholders, the cap of RMB1 billion (equivalent to approximately HK$1.03 billion) was arrived at after taking into consideration various factors including:

1. the proportionate net asset value of the NTPG Group as shared by the Relevant Interest, i.e. around RMB128.3 million (equivalent to approximately HK$132.1 million), as at 31 December 2006;

2. the price to book ratios, ranging from 1.15 times to 8.43 times with an average of around 4 times, of 10 comparable listed companies in Hong Kong engaged in similar business of the NTPG Group;

3. the fact that the results of the NTPG Group will be consolidated into the Group's accounts following completion of the Acquisition; and

4. a strategic need for inclusion of a buffer for the bidding process.

The Cap as compared to the Group's total assets and the Company's market capitalisation

The Cap represents only around 13.5% of the audited total assets of the Group as at 31 March 2007 of around HK$7,621.4 million, or around 20% of the market capitalisation of the Company based on the closing price of the Shares as quoted from the Stock Exchange as at the date of this announcement.

Basis of using price to book ratios to arrive at the Cap

The conventional basis of analysis, by reference to cash flow/earnings and book value, can offer guidance. However, the NTPG Group's historical financials in 2006 only reveal the operation performance of its start-up phase as capital injection of the Group's existing 45% equity interest in the NTPG Group was only completed in September 2006. Under such circumstances, the Directors believe that the traditional cash flow/earnings basis for valuation of mature port operations may not be applicable in the current case but price to book value in turn could be regarded as a reasonable valuation basis.

The Cap, which represents around 7.8 times of the underlying book value attributable to the Relevant Interest, is within the range of valuations of the comparables, although towards the top end, observed for listed port groups by reference to book values. The NTPG Group is not listed, so it would be less liquid than the comparables; but on the other hand, a premium may be attributed by the Group as the Acquisition will allow the Group to consolidate Nantong Port Group as a subsidiary. The Cap also allows some buffer for the bidding process. These aspects are discussed further below.

Reasons of setting the Cap

Given that this announcement will be published in the public domain, the Board considers that any reference made to the proposed tender price is undesirable and will offer unfair advantage to any competing bidders. Should approval be given by the PYI Shareholders, the Board will exercise its judgment to proceed with the Acquisition at a price determined with reference to the net asset value of the NTPG Group as well as its financials and future potentials, and which the Board considers to be in the best interests of the Company and the PYI Shareholders as a whole.

The current opportunity is in many ways unique to the Group. The Group announced its original investment for a 45% interest in Nantong Port Group in August 2005. The Group has therefore already had a 2-year period to become familiarized with the NTPG Group, thus reducing the risk of further purchase by the Group, whereas other bidders will have a strictly limited time to assess the situation.

The Company wishes to have the flexibility of a cap at auction which takes into account the Group's unique position and allows it to respond effectively to tactics which may be adopted by other bidders. There is no reason of course for the Company to pay a higher price than it needs when the auction occurs and the Company will not do so. Nevertheless, the Board believes this is a strategic opportunity for the Group which is unlikely to occur again. It would be against the Company's interest to jeopardize such an opportunity if its options at auction were unnecessarily restricted. Consequently, the Board believes the Cap is a fair and reasonable figure from the point of view of the Group.

The bidding mechanism

The Company can participate in the bidding process to directly bid for the Relevant Interest, or as appropriate, the Company can also exercise its pre-emption right under the Joint Venture Agreement to match the price of the highest bidder in order to acquire the Relevant Interest. If the Company chooses to exercise the pre-emption right and (i) there is more than one bidder but the other shareholder of Nantong Port Group, namely Nantong SOA does not exercise its pre-emption right to acquire the Relevant Interest, the Company can acquire the whole of the Relevant Interest at the same price offered by the highest bidder (the "Highest Price"); or (ii) there is more than one bidder and Nantong SOA also chooses to exercise its pre-emption right to acquire the Relevant Interest, the Company can only acquire the Relevant Interest in part with Nantong SOA, with consideration payable by each of them calculated based on the Highest Price prorated to their respective shareholding percentage in Nantong Port Group; or (iii) if there is no bidder, consideration payable by the Group is to be agreed between the Company and SDIC Communications.

The Company confirms that it will exercise its pre-emption right to acquire the Relevant Interest at the Highest Price only on the basis that the Directors consider the Highest Price is in the interests of the Company and its shareholders as a whole.

The consideration will be funded by internal resources and bank financing, if necessary, of the Group.

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Group is principally engaged in the business of development and investment in port and other infrastructure projects, land and property development and investment in association with port facilities, treasury investment and, through its subsidiary, Paul Y. Engineering Group Limited, comprehensive engineering and property-related services.

Upon completion of the Acquisition, whether in whole or pro rata with the other shareholder, Nantong Port Group will become an indirect subsidiary of the Company and the results of the NTPG Group will be consolidated into the Group's accounts. Since the Acquisition will allow the Group to have a larger share of return that the NTPG Group may have in the future, the Directors expect, in light of the recent business performance and profitability of the NTPG Group, the profitability of the Group will be further enhanced as a result of the completion of the Acquisition.

INFORMATION ON NANTONG PORT GROUP

The NTPG Group is principally engaged in providing cargo loading and off loading, storage, shipping agent, cargo agent, ship anchoring, ship repairing, port machinery, shipping logistics and ship piloting services in Nantong Port, which is located in Nantong, Jiangsu Province, China. The registered capital of Nantong Port Group is RMB966,004,400 (equivalent to approximately HK$995 million), out of which approximately RMB435 million was contributed by the Group for the subscription of its current 45% equity interest. Details of the Group's investment for such a 45% equity interest in Nantong Port Group were set out in the Company's announcement dated 12 August 2005 and circular dated 22 August 2005.

As at the date of this announcement, Nantong Port Group is owned as to 45% by the Group, as to 42.68% by Nantong SOA and as to 12.32% by SDIC Communications. Assuming the Group successfully acquires the entire Relevant Interest tendered for sale by SDIC Communications, Nantong Port Group will be owned as to 57.32% by the Group. However, if Nantong SOA exercises its pre-emption right and the Group just acquires a pro rata portion of the Relevant Interest, Nantong Port Group will be owned as to 51.32% by the Group.

The following is a summary of the audited consolidated financial results of the NTPG Group for the two financial years ended 31 December 2006, prepared in accordance with generally accepted accounting principles in the PRC:

	Year ended 31 December	
	2006	**2005**
	RMB'000	*RMB'000*
Turnover	541,414	545,676
Profits/(losses) before tax	52,638	(45,501)
Profits/(losses) after tax	52,352	(57,398)

As at 31 December 2006, the audited consolidated net asset value of the NTPG Group (prepared in accordance with generally accepted accounting principles in the PRC) was approximately RMB1,041.5 million (equivalent to approximately HK$1,072.7 million).

Below is the ownership structure of Nantong Port Group immediately before and after the completion of the Acquisition:

Before completion of the Acquisition


The Group
SDIC Communications
Nantong SOA
45%
12.32%
42.68%
Nantong Port Group

Immediately after completion of the Acquisition
(assuming acquisition of SDIC Communications' interest by the Group in whole)


The Group
Nantong SOA
57.32%
42.68%
Nantong Port Group

Immediately after completion of the Acquisition
(assuming acquisition of SDIC Communications' interest pro rata to shareholding percentage)


The Group
Nantong SOA
51.32%
48.68%
Nantong Port Group

INFORMATION ON SDIC COMMUNICATIONS

SDIC Communications was incorporated under the laws of the PRC and is a wholly-owned subsidiary of 國家開發投資公司 (State Development & Investment Corp.), a state-owned investment holding company. The major operating business of SDIC Communications includes investment, management and construction of ports, toll roads, bridges and other investments in transportation related projects.

POSSIBLE MAJOR TRANSACTION

The Company currently does not have a definite timetable for the sale and purchase agreement or agreement(s) to be concluded in respect of the possible Acquisition. However, the Acquisition, if materialized, may constitute a major transaction for the Company under Chapter 14 of the Listing Rules and will therefore be subject to the PYI Shareholders' approval under the Listing Rules. Since the final consideration cannot be ascertained at this stage owing to the special circumstances as previously discussed, the Company has applied to the Stock Exchange for a waiver from strict compliance of Rule 14.34. Nevertheless, further announcement will be made by the Company if the final consideration of the Acquisition is ascertained after the bidding.

The Board considers that it will be in the interests of the Company and the PYI Shareholders as a whole to seek prior approval from the PYI Shareholders of such possible Acquisition, as this will allow the Group the flexibility to acquire the whole or a part of the Relevant Interest at a price determined by the Board to be in the best interests of the Company and the PYI Shareholders as a whole (which in any event will not exceed the Cap).

GENERAL

The Acquisition, if materialized, may constitute a major transaction for the Company under Chapter 14 of the Listing Rules and will be subject to, amongst other things, PYI Shareholders' approval at the SGM.

The SGM will be held to consider and, if thought fit, approve the Acquisition and transactions contemplated thereunder.

A circular containing, amongst other things, details of the Acquisition, financial information on the NTPG Group, pro forma assets and liabilities of the Group as a result of the Acquisition and a notice of the SGM will be despatched to the PYI Shareholders as soon as practicable.

Investors and PYI Shareholders should note that the current intention in respect of the Acquisition may or may not materialize, and they should exercise caution when trading in the Shares.

DEFINITIONS

"Acquisition"	the proposed acquisition by the Company of the 12.32% interest currently held by SDIC Communications in Nantong Port Group, whether in whole or in part with Nantong SOA in proportion to their respective interest therein
"Board"	the board of Directors
"connected person"	has the meaning ascribed to it under the Listing Rules
"Company" or "PYI"	PYI Corporation Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Main Board of the Stock Exchange
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Joint Venture Agreement"	the joint venture agreement dated 1 November 2005 entered into among Nantong SOA, SDIC Communications and Paul Y. Corporation Limited (a wholly-owned subsidiary of the Company)
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Nantong Port Group"	南通港口集團有限公司(Nantong Port Group Limited), a company incorporated in the PRC and in which the Group holds a 45% equity interest

"Nantong SOA"	南通國有資產投資控股有限公司 (Nantong State-owned Assets Investment Holdings Limited), formerly known as 南通眾和控股有限公司(Nantong Zhonghe Holdings Limited), a company incorporated in the PRC with limited liability and wholly owned by State-owned Assets Supervision and Administration Commission of Nantong Provincial Government
"NTPG Group"	Nantong Port Group and its subsidiaries
"PRC"	the People's Republic of China, and for the purpose of this announcement, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan
"PYI Shareholders"	holders of the Shares
"Relevant Interest"	the 12.32% equity interest in Nantong Port Group currently held by SDIC Communications
"RMB"	Renminbi, the lawful currency of the PRC
"SDIC Communications"	國投交通公司 (SDIC Communications Co.), a company incorporated in the PRC and a wholly-owned subsidiary of 國家開發投資公司 (State Development & Investment Corp.)
"SGM"	a special general meeting of the Company to be convened and held for the PYI Shareholders to consider and, if thought fit, approve the possible Acquisition and transactions contemplated thereunder
"Shares"	ordinary shares of HK$0.10 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"%"	per cent

For and on behalf of the Board
PYI Corporation Limited
Lau Ko Yuen, Tom
Deputy Chairman and Managing Director

Hong Kong, 2 November 2007

For illustration purposes, an exchange rate of RMB1.00 to HK$1.03 has been adopted in this announcement.

If there is any inconsistency between the Chinese names of the PRC entities mentioned in this announcement and their English translations, the Chinese version shall prevail.

As at the date of this announcement, the composition of the Board is as follows:

Dr. Chow Ming Kuen, Joseph *OBE, JP*	:	*Chairman (Independent Non-Executive Director)*
Mr. Lau Ko Yuen, Tom	:	*Deputy Chairman and Managing Director*
Dr. Chan Kwok Keung, Charles	:	*Non-Executive Director*
Mr. Kwok Shiu Keung, Ernest	:	*Independent Non-Executive Director*
Mr. Chan Shu Kin	:	*Independent Non-Executive Director*
Mr. Leung Po Wing, Bowen Joseph *GBS, JP*	:	*Independent Non-Executive Director*
Mr. Li Chang An	:	*Independent Non-Executive Director*

保華集團有限公司*
PYI Corporation Limited

(於百慕達註冊成立之有限公司)
(股份代號：498)

可能主要交易
收購南通港口集團有限公司
進一步權益

保華集團有限公司之財務顧問

新百利有限公司

保華已獲國投交通知會，其有意透過公開招標及競價方式，出售其持有的南通港口(目前為保華擁有45%權益之聯營公司)全部12.32%股權。保華擬參與該公開程式；如有需要，則將在出價最高者之價格基礎上行使優先購買權，以收購上述之12.32%股權，使南通港口成為保華之附屬公司。因此，董事局敦請保華股東頒授一項授權，以人民幣10億元(相等於約10.3億港元)之價格為授權上限，使保華能夠進行收購事項。

根據上市規則第十四章，本集團進行之收購事項倘得以落實，可能構成保華一項主要交易，並須(其中包括)取得保華股東之批准。本公司將於切實可行情況下，盡快向保華股東寄發一份通函，當中載有尋求保華股東事先批准收購事項之有關資料。本公司其後將舉行股東特別大會，以考慮及酌情批准收購事項及其項下擬進行之交易。

投資者及保華股東務須注意，收購事項可否落實進行目前尚未能確定，故此，投資者及保華股東在買賣股份時，務須謹慎行事。

* *僅供識別*

收購事項

可能收購事項

本公司已獲國投交通知會，其有意透過公開掛牌及交易方式，出售其持有之南通港口(目前為保華擁有45%權益之聯營公司)相關權益。保華擬參與相關權益之公開交易程式：如有需要，則將在出價最高者之價格基礎上行使其在合營合同所賦予之優先購買權，以收購相關權益而使南通港口成為本公司之附屬公司。因此，董事局敦請保華股東頒授一項授權，以人民幣10億元(相等於約10.3億港元)之價格為授權上限(「上限」)，使本公司能夠進行收購事項。根據上市規則第十四章，本集團之收購事項倘得以落實，可能構成本公司一項主要交易。

由於南通港口並非本公司附屬公司，且國投交通除其持有之南通港口權益外，於本集團並無持有任何權益或董事職務，故此國投交通及南通港口並非本公司之關連人士。董事確認，就他們作出一切合理諮詢後所深知、盡悉及確信，國投交通及其最終實益擁有人除與收購事項有利益關係及持有南通港口現有權益外，彼等均為獨立於本公司及其關連人士之第三方。

批准及監管規定

根據有關出售國有資產之監管規定，國投交通須透過公開掛牌及交易方式，出售其持有之南通港口相關權益。

根據有關中國法規，掛牌程式由國投交通指定一家產權交易所(「產權交易所」)公開宣布相關權益出售公告來進行。產權交易所將於掛牌公告中訂明出售條件及意向受讓者之資格。於掛牌過程之前或期間內，產權交易所不得與任何意向受讓方簽訂具約束力之協議。掛牌期將由產權交易所釐定，最少為20個工作日。倘於掛牌期結束時，有一名以上之合資格意向受讓方提交申請受讓相關權益並登記標書，則相關權益將會由該等意向受讓方進行競價程式，包括以拍賣、招／投標、網上競價等。倘於掛牌期結束時，僅有一名合資格意向受讓方提交申請受讓相關權益並登記標書，則雙方可經協商，按載於掛牌公告之轉讓價格及交易條件的基礎上訂立協議。於本公布發表日期，產權交易所概無就相關權益之交易而發表任何掛牌公布或明確時間表。

由於無法確定產權交易所發布之時間表可照顧到本公司在提交標書前辦妥一切必要監管手續及取得保華股東批准的需要，故此本公司需事先取得保華股東之批准，以便在競價程式成為必要時，可於其將予提交之標書中提出承諾價或行使其優先購買權，並適時進行收購事項。同樣地，基於現時並無相關權益的明確招標／拍賣時間表，而對產權交易所何時發出有關明確時間表亦未能作出有意義的預測，故此董事認為，本公司尋求保華股東頒授一項授權，使本公司在保華股東作出批准之日起計十二個月之期間內進行收購事項，乃屬公平合理，且符合本公司之利益。

達成上限之基準

就取得保華股東之必要授權而言，人民幣10億元(相等於約10.3億港元)之上限乃經考慮多項因素後釐定，包括：

1. 相關權益分佔南通港口集團於2006年12月31日資產淨值之比例，即約人民幣1.283億元(相等於約1.321億港元)；

2. 10間從事類似南通港口集團業務而可與比較的香港上市公司之市賬率，由1.15倍至8.43倍(平均約4倍)；

3. 南通港口集團之業績將於收購事項完成後併入本集團賬目；及

4. 在策略上需要為競投程式制定緩衝額。

上限與本集團資產總值及本公司市值比較

上限僅相當於本集團於2007年3月31日約76.214億港元之經審核資產總值約13.5%，或根據本公司於本公布發表日期在聯交所所報收市價計算的市值約20%。

以市賬率為釐定上限之基準

雖然參考現金流量／盈利及賬面值之通用分析基準可作指引用途，但是，由於本集團對南通港口集團現有45%股權之注資僅於2006年9月才完成，故南通港口集團2006年之過往財務數據僅反映其初始階段之營運表現。在此情況下，董事認為以傳統用作評估營運已成熟之港口業務的現金流量／盈利為基準，可能不適用於這次情況，惟市賬率則可被視為一個合理的評估基準。

上限相當於相關權益應佔之基本賬面值約7.8倍，雖然較為接近參照上市的港口集團賬面值所得出之可與比較估值的上限，但仍在該估值範圍之內。南通港口集團並非上市公司，故其可變現能力或會較上述可資比較公司為低；惟另一方面，收購事項將使南通港口合併為本集團之附屬公司，本集團可能就此錄得溢價，且上限亦為招標程式給予若干調節。有關方面將於下文詳述。

設定上限之理由

鑑於本公布將以公開形式發表，董事局認為提述任何建議投標價實屬不宜，且會為任何競投者製造不公平之優勢。倘保華股東批准，董事局將行使其判斷，以南通港口集團之資產淨值以及其財務數據及未來盈利潛力等作為參考，釐定出價格以進行收購事項，董事局認為此舉符合本公司及保華股東之整體最佳利益。

現時這個機會對本集團在多方面來説可算十分獨特。本集團於2005年8月公布其早着先機投資南通港口以取得其45%權益，故此本集團在這兩年時間對南通港口集團已相當熟悉，從而減低本集團作進一步收購之風險，而其他競投者將僅以有限時間以評估有關情況。

考慮到本集團之獨特地位，本公司希望於拍賣會可零活設定上限，據此可有效地回應其他競投者採取之策略。當然，本公司並無理由、亦不會於進行拍賣時支付高於其所須之金額。儘管如此，董事局相信本集團今次的策略性機會實屬千載難逢。假若本公司於拍賣會上作出選擇性的決定時受到不必要之局限，而導致本公司錯失是次機會，將有損本公司之利益。因此，董事局相信，對本集團而言，上限是一個公平合理之數。

投標機制

本公司可參與競投活動，直接競投相關權益，或(如適當)本公司亦可在出價最高者之價格基礎上，行使其於合營合同所賦予之優先購買權，以收購相關權益。倘本公司選擇行使優先購買權及(i)出現一名以上的競投者，而南通港口之其他股東(即南通國資)不行使其優先購買權以收購相關權益，則本公司可按出價最高之競投者所出之相同價格(「最高價格」)收購全部相關權益；或(ii)出現一名以上的競投者，而南通國資亦選擇行使其優先購買權以收購相關權益，則本公司僅可與南通國資以各自之應付代價(以最高價格為基準按各自於南通港口之持股百分比比例計算)收購部分相關權益；或(iii) 倘並無競投者，本集團應付之代價則將會由本公司及國投交通協定。

本公司確認，本公司僅會於董事認為最高價格符合本公司及其股東之整體利益時，方會以最高價格行使其優先購買權以收購相關權益。

代價將以本集團的內部資源及（如有需要）銀行融資撥付。

收購事項之原因及裨益

本集團主要從事港口及其他基建項目之開發與投資、與港口設施有關之土地及物業開發與投資、財務投資及透過其附屬公司保華建業集團有限公司從事綜合工程及物業相關服務之業務。

完成收購事項（不論是否全部或與另一股東按比例收購）後，南通港口將成為本公司之間接附屬公司，而南通港口集團之業績將會併入在本集團賬目內。由於收購事項將使本集團可攤佔南通港口集團未來收益之較大份額，而鑑於南通港口集團近期業務表現及盈利能力，董事預期本集團之盈利能力將會因收購事項完成而在未來進一步提升。

有關南通港口之資料

南通港口集團主要在南通港（位於中國江蘇省南通市）從事提供貨物裝卸、堆存、貨運代理、理貨業務、港口船舶服務、船舶航修、海港機械修造、船舶供應服務及引航等業務。南通港口之註冊資本為人民幣966,004,400元（相等於約9.95億港元），其中約人民幣4.35億元乃本集團為認購其現時之45%股權而出資。有關本集團就南通港口45%股權投資之詳情，已載列於本公司在2005年8月12日刊登之公布及在2005年8月22日刊發之通函內。

於本公布發表日期，南通港口分別由本集團持有45%，由南通國資持有42.68%，另由國投交通則持有12.32%。假設本集團成功收購國投交通以競投方式出售之全部相關權益，本集團將會擁有南通港口之57.32%股權。然而，假若南通國資行使其優先購買權，而本集團僅按比例收購部分相關權益，則本集團將擁有南通港口之51.32%股權。

以下為南通港口集團按照中國公認會計原則編製截至2006年12月31日止兩個財政年度之經審核綜合財務業績概要：

	截至12月31日止年度	
	2006	2005
	人民幣千元	*人民幣千元*
營業額	541,414	545,676
除税前溢利／(虧損)	52,638	(45,501)
除税後溢利／(虧損)	52,352	(57,398)

於2006年12月31日，南通港口集團按照中國公認會計原則編製之經審核綜合資產淨值約為人民幣10.415億元(相等於約10.727億港元)。

下圖為緊接收購事項完成前及緊隨收購事項完成後之南通港口股權結構：

收購事項完成前


本集團
國投交通
南通國資
45%
12.32%
42.68%
南通港口

緊隨收購事項完成後

(假設本集團收購全部國投交通之權益)


本集團
南通國資
57.32%
42.68%
南通港口

緊隨收購事項完成後

(假設按持股比例收購國投交通之權益)


本集團
南通國資
51.32%
48.68%
南通港口

有關國投交通之資料

國投交通乃根據中國法律註冊成立，並為國家開發投資公司(一家國有之投資控股公司)之全資附屬公司。國投交通之主要經營業務包括港口、收費道路及橋樑之投資、管理及興建，以及於其他運輸相關項目之投資。

可能主要交易

本公司目前就買賣協議或有關可能收購事項將予達成之協議概無明確時間表。然而，根據上市規則第十四章，收購事項倘得以落實，可能構成本公司一項主要交易，因此，將須根據上市規則取得保華股東批准。基於上文所述的特殊情況，最終代價於現階段仍未落實，故本公司已經向聯交所申請豁免嚴格遵守第14.34條。儘管如此，收購事項之最終代價倘於競投活動後得以落實，本公司將另行發表公布。

董事局認為，尋求保華股東事先批准上文所述的可能收購事項，將符合本公司及保華股東之整體利益，此舉將會為本集團提供彈性，可按董事局所釐定之一個符合本公司及保華股東整體利益之價格(無論如何不會超過上限)收購全部或部分相關權益。

一般資料

根據上市規則第十四章，收購事項倘得以落實，可能構成本公司一項主要交易，而必須(其中包括)在股東特別大會上取得保華股京之批准。

本公司將舉行股東特別大會，以考慮及酌情批准收購事項及其項下擬進行之交易。

本公司將於切實可行之情況下，盡快向保華股東寄發一份通函，當中載有(其中包括)收購事項之詳情、南通港口集團之財務資料、本集團因收購事項產生之備考資產及負債以及股東特別大會通告。

投資者及保華股東務須注意，收購事項可否落實進行目前尚未能確定，故此，投資者及保華股東在買賣股份時，務須謹慎行事。

釋義

「收購事項」	指	本公司建議收購(不論是否收購全部或與南通國資按各自權益比例應佔之部份)現時由國投交通持有之南通港口12.32%權益之事項
「董事局」	指	董事局
「關連人士」	指	具有上市規則所賦予之涵義
「本公司」或「保華」	指	保華集團有限公司，一間於百慕達註冊成立之有限公司，其股份在聯交所主板上市
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「港元」	指	香港法定貨幣港元
「合營合同」	指	南通國資、國投交通及保華集團有限公司(一間本公司全資附屬公司)於2005年11月1日訂立之合資經營合同
「上市規則」	指	聯交所證券上市規則
「南通港口」	指	南通港口集團有限公司(Nantong Port Group Limited)，一間於中國註冊成立之公司，本集團持有其45%股權

「南通國資」	指	南通國有資產投資控股有限公司(Nantong State-owned Assets Investment Holdings Limited)(前稱南通眾和控股有限公司(Nantong Zhonghe Holdings Limited))，一間於中國註冊成立之有限公司，並由南通市人民政府國有資產監督管理委員會全資擁有
「南通港口集團」	指	南通港口及其附屬公司
「中國」	指	中華人民共和國，就本公布而言，不包括香港、中國澳門特別行政區及台灣
「保華股東」	指	股份持有人
「相關權益」	指	國投交通現時持有之南通港口12.32%股權
「人民幣」	指	中國法定貨幣人民幣
「國投交通」	指	國投交通公司(SDIC Communications Co.)，一間於中國註冊成立之公司，為國家開發投資公司(State Development & Investment Corp.)之全資附屬公司
「股東特別大會」	指	將予召開及舉行之本公司股東特別大會，讓保華股東考慮及酌情批准可能收購事項及其項下擬進行之交易
「股份」	指	本公司股本中每股面值0.10港元之普通股
「聯交所」	指	香港聯合交易所有限公司
「%」	指	百分比

代表董事局
保華集團有限公司
副主席兼董事總經理
劉高原

香港，2007年11月2日

本公布採用人民幣1.00元兌1.03港元之匯率，僅供説明。

倘於本公布內所述之中國實體之中文名稱與彼等之英文翻譯存有歧義，應以中文為準。

於本公布發表日期，董事局成員如下：

周明權博士*OBE, JP*	:	*主席（獨立非執行董事）*
劉高原先生	:	*副主席兼董事總經理*
陳國強博士	:	*非執行董事*
郭少強先生	:	*獨立非執行董事*
陳樹堅先生	:	*獨立非執行董事*
梁寶榮先生*GBS, JP*	:	*獨立非執行董事*
李昌安先生	:	*獨立非執行董事*

PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 498)

POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON 20 SEPTEMBER 2007 AND CLOSURE OF REGISTER OF MEMBERS

The Board is pleased to announce the voting results in respect of the resolutions proposed at the annual general meeting of PYI held on 20 September 2007.

The Board also takes this opportunity to remind shareholders of the book close period for the purpose of determining entitlement to PYI's final dividend.

POLL RESULTS OF THE ANNUAL GENERAL MEETING

At the annual general meeting ("AGM") of PYI Corporation Limited ("PYI" or the "Company") held on 20 September 2007, voting on the proposed resolutions as set out in the notice of AGM dated 31 July 2007 was taken by poll. The Company's share registrars in Hong Kong, Tricor Secretaries Limited, acted as the scrutineer at the AGM for the purpose of vote-taking.

The board of directors (the "Board") of PYI is pleased to announce that all resolutions proposed at the AGM were duly approved by shareholders and the following are the poll results:

	Summary of Resolutions	No. of Votes (%)	
		For	Against
1.	To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31 March 2007	954,224,120 (100.00%)	0 (0.00%)
2.	To declare the final dividend for the year ended 31 March 2007	954,518,120 (100.00%)	0 (0.00%)
3.	(A) (i) To re-elect Mr Lau Ko Yuen, Tom as a director	954,518,120 (100.00%)	0 (0.00%)
	(ii) To re-elect Mr Chan Shu Kin as a director	954,518,120 (100.00%)	0 (0.00%)
	(iii) To re-elect Mr Li Chang An as a director	954,518,120 (100.00%)	0 (0.00%)
	(B) To fix the directors' remuneration	954,518,120 (100.00%)	0 (0.00%)
4.	To re-appoint auditors and to authorise the board of directors to fix their remuneration	954,518,120 (100.00%)	0 (0.00%)
5.	(A) To grant an unconditional mandate to the directors to allot shares	895,724,235 (94.91%)	47,996,705 (5.09%)
	(B) To grant an unconditional mandate to the directors to purchase the Company's shares	945,073,905 (100.00%)	0 (0.00%)
	(C) To extend the share issue mandate granted to the directors	895,724,235 (95.87%)	38,552,490 (4.13%)
	(D) To refresh the 10% limit on grant of options under the Company's share option scheme	918,043,273 (96.18%)	36,474,847 (3.82%)
	(E) To approve the refreshment of the 10% limit on grant of options under the share option scheme of Paul Y. Engineering Group Limited	918,043,273 (96.18%)	36,474,847 (3.82%)
	All the above resolutions were duly passed as ordinary resolutions.		

As at the date of the AGM, the issued share capital of the Company was 1,497,804,407 shares, which also represented the total number of shares entitling the holders to attend and vote for or against the resolutions at the AGM. There were no restrictions on the Company's shareholders to cast vote on any of the resolutions proposed at the AGM.

CLOSURE OF THE REGISTER OF MEMBERS

The final dividend of 1.5 cents per share of PYI for the year ended 31 March 2007, to be paid to shareholders by way of scrip with an option to elect cash, was duly approved at the AGM. For the purpose of determining shareholders' entitlement to such dividend, the register of members of PYI will be closed from Monday, 8 October 2007 to Wednesday, 10 October 2007, both dates inclusive, during which period no transfer of share(s) of PYI will be effected. In order to qualify for the final dividend, all transfer of share(s), accompanied by the relevant share certificate(s) with the completed transfer form(s) overleaf or separately, must be lodged with PYI's share registrars in Hong Kong, Tricor Secretaries Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:00 p.m. on Friday, 5 October 2007.

By Order of the Board
PYI Corporation Limited
Wong Lai Kin, Elsa
Company Secretary

Hong Kong, 20 September 2007

As at the date of this announcement, the directors of the Company are as follows:

Dr Chow Ming Kuen, Joseph *OBE, JP*	:	*Chairman (Independent Non-Executive Director)*
Mr Lau Ko Yuen, Tom	:	*Deputy Chairman & Managing Director*
Dr Chan Kwok Keung, Charles	:	*Non-Executive Director*
Mr Kwok Shiu Keung, Ernest	:	*Independent Non-Executive Director*
Mr Chan Shu Kin	:	*Independent Non-Executive Director*
Mr Leung Po Wing, Bowen Joseph *GBS, JP*	:	*Independent Non-Executive Director*
Mr Li Chang An	:	*Independent Non-Executive Director*

保華集團有限公司*
PYI Corporation Limited

（於百慕達註冊成立之有限公司）
（股份代號：498）

於 2007 年 9 月 20 日舉行之
股東週年大會投票表決結果
及
暫停辦理股東登記手續

董事局欣然宣布於2007年9月20日舉行之保華股東週年大會上，各項提呈決議案之投票表決結果。

董事局亦藉此機會提示股東關於核實其獲得保華末期股息的權利而暫停辦理過戶的日期。

股東週年大會投票表決結果

在保華集團有限公司（「保華」或「本公司」）於 2007 年 9 月 20 日舉行之股東週年大會（「股東週年大會」）上，股東已按股數投票方式表決載於 2007 年 7 月 31 日刊發之股東週年大會通告所建議的決議案。本公司之香港股份過戶登記處卓佳秘書商業服務有限公司出任監票員，負責在股東週年大會上處理點票事宜。

保華董事局（「董事局」）欣然宣布於股東週年大會上所有提呈決議案，均已獲股東正式批准，下文為投票表決的結果：

	決議案摘要	票數(%) 贊成	票數(%) 反對
1.	省覽截至2007年3月31日止年度之經審核賬目及董事局報告書與核數師報告書	954,224,120 (100.00%)	0 (0.00%)
2.	宣派截至2007年3月31日止年度之末期股息	954,518,120 (100.00%)	0 (0.00%)
3.	(A) (i) 重選劉高原先生為董事	954,518,120 (100.00%)	0 (0.00%)
	(ii) 重選陳樹堅先生為董事	954,518,120 (100.00%)	0 (0.00%)
	(iii) 重選李昌安先生為董事	954,518,120 (100.00%)	0 (0.00%)
	(B) 釐定董事酬金	954,518,120 (100.00%)	0 (0.00%)
4.	續聘核數師，並授權董事局釐定其酬金	954,518,120 (100.00%)	0 (0.00%)
5.	(A) 無條件授予董事配發股份之權力	895,724,235 (94.91%)	47,996,705 (5.09%)
	(B) 無條件授予董事購回本公司股份之權力	945,073,905 (100.00%)	0 (0.00%)
	(C) 擴大授予董事發行股份之權力	895,724,235 (95.87%)	38,552,490 (4.13%)
	(D) 重訂根據本公司購股權計劃授出購股權之10%限額	918,043,273 (96.18%)	36,474,847 (3.82%)
	(E) 批准更新根據保華建業集團有限公司購股權計劃授出購股權之10%限額	918,043,273 (96.18%)	36,474,847 (3.82%)
以上所有決議案均已正式通過為普通決議案。			

* 僅供識別

於股東週年大會舉行日期，本公司之已發行股本為1,497,804,407股股份，而該數目亦為賦予持有人權利可出席股東週年大會並於會上投票贊成或反對有關決議案之股份總數。本公司股東於股東週年大會上就任何決議案投票時，毋須受任何限制。

暫停辦理股東登記手續

關於以股份方式（附有現金選擇權）支付予股東，截至2007年3月31日止年度每股保華股份1.5仙末期股息的建議，已在股東週年大會上獲正式批准。為核實股東獲得此股息的權利，保華將於2007年10月8日（星期一）至2007年10月10日（星期三）（包括首尾兩日）暫停辦理股東登記手續，期間將不會登記任何保華股份之轉讓。如欲獲派末期股息，所有股份過戶文件連同有關股票及已填妥背頁或獨立之過戶表格，最遲須於2007年10月5日（星期五）下午4時正前，交回保華之香港股份過戶登記處卓佳秘書商業服務有限公司以供登記，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

承董事局命
保華集團有限公司
公司秘書
黃麗堅

香港，2007年9月20日

於本公布發表日期， 本公司董事如下：

周明權博士 *OBE, JP*	：	主席（獨立非執行董事）
劉高原先生	：	副主席兼董事總經理
陳國強博士	：	非執行董事
郭少強先生	：	獨立非執行董事
陳樹堅先生	：	獨立非執行董事
梁寶榮先生 *GBS, JP*	：	獨立非執行董事
李昌安先生	：	獨立非執行董事

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document, you should consult a licensed securities dealer, a bank manager, solicitor, professional accountant or other professional adviser.

PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 498)

Chow Ming Kuen, Joseph *OBE, JP*
(Chairman and Independent Non-Executive Director)
Lau Ko Yuen, Tom
(Deputy Chairman and Managing Director)
Chan Kwok Keung, Charles
(Non-Executive Director)
Kwok Shiu Keung, Ernest
(Independent Non-Executive Director)
Chan Shu Kin
(Independent Non-Executive Director)
Leung Po Wing, Bowen Joseph *GBS, JP*
(Independent Non-Executive Director)
Li Chang An
(Independent Non-Executive Director)

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

11 October 2007

To the Shareholders

Dear Sir or Madam,

SCRIP DIVIDEND SCHEME WITH CASH OPTION IN RELATION TO THE FINAL DIVIDEND FOR THE YEAR ENDED 31 MARCH 2007

On 20 July 2007, it was announced that the board of directors of PYI Corporation Limited (the "Company") recommended the payment of a final dividend of HK1.5 cents per share of HK$0.10 each in the capital of the Company ("Share") for the year ended 31 March 2007, such final dividend to be paid by way of scrip ("Scrip Shares") with an option to elect cash, payable to shareholders of the Company ("Shareholders") whose names appear on the register of members of the Company as at the close of business on 10 October 2007 ("Scrip Dividend Scheme"). The final dividend was duly approved at the annual general meeting of the Company held on 20 September 2007. The register of members of the Company was closed from 8 October 2007 to 10 October 2007, both dates inclusive, during which period no transfers of shares were permitted to be effected. In order to qualify for the final dividend, all transfers of shares together with the relevant share certificates must have been lodged with the Company's share registrars in Hong Kong, Tricor Secretaries Limited of 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong on 5 October 2007.

Particulars of Scrip Dividend Scheme

Under the Scrip Dividend Scheme, each Shareholder has the choice of receiving:

(a) an allotment of Scrip Shares at HK$2.815 per Scrip Share (as determined by the market value stated below) credited as fully paid in satisfaction of the final dividend to which such Shareholder is entitled; or

(b) HK1.5 cents in cash for each existing Share held on 10 October 2007; or

(c) a combination of partly in (a) and partly in (b) above.

As stated in the announcement of 20 July 2007, for the purpose of calculating the number of Scrip Shares to be allotted, the market value of Scrip Shares will be fixed by reference to the average of the closing prices of the Shares on The Stock Exchange of Hong Kong Limited ("Stock Exchange") for the three consecutive trading days ended 10 October 2007 less a discount of five per cent. of such average price or to the par value of the Shares, whichever is the higher. Since the average closing price of the Shares on the Stock Exchange for the three consecutive trading days ended 10 October 2007 was approximately HK$2.963 ("Average Closing Price"), the entitlements of Shareholders who elect to receive Scrip Shares under the Scrip Dividend Scheme shall be determined based on the price of HK$2.815 (which is higher than the par value of the Shares), being the Average Closing Price less a discount of five per cent. Accordingly, the number of Scrip Shares which each shareholder will receive under the Scrip Dividend Scheme will be calculated by the following formula:

$$\text{Number of Scrip Shares to be received under the Scrip Dividend Scheme} = \text{Number of existing Shares held on 10 October 2007 for which the dividend is to be satisfied in Scrip Shares under the Scrip Dividend Scheme} \times \frac{0.015}{2.815}$$

If all Shareholders elect to receive their entitlement in Scrip Shares, based on 1,497,839,407 Shares in issue as at 10 October 2007, not more than 7,981,382 Scrip Shares will be issued under the Scrip Dividend Scheme.

The number of Scrip Shares to be issued to each shareholder will be rounded down to the nearest whole number. Fractional entitlements to Scrip Shares will not be allotted and the benefit thereof will accrue to the Company.

The Scrip Shares will rank pari passu in all respects with the Shares existing as at the date of issue save that they will not be entitled to the final dividend for the year ended 31 March 2007. The Scrip Shares will rank in full for all future dividends and distribution which may be declared, made or paid after the date of issue thereof.

Cash Election Form

A Cash Election Form is enclosed. **Any Shareholder who wishes to receive only Scrip Shares in respect of his/her final dividend entitlement need not complete the Cash Election Form. No Cash Election Forms are being sent to Shareholders who have previously lodged a form of election electing to receive all future dividends in cash. Any Shareholder who wishes to receive cash in lieu of Scrip Shares in respect of his/her final dividend entitlement, either in whole or in part, must complete the Cash Election Form and return it to Tricor Secretaries Limited of 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong no later than 4:00 p.m. on 26 October 2007. No acknowledgement of receipt of the said form will be issued.**

If you complete the Cash Election Form but do not specify the number of Shares in respect of which you elect to receive cash, or if you elect to receive cash in respect of a greater number of Shares than your registered holding on 10 October 2007, then in either case you will be deemed to have elected to receive cash in respect of all the Shares of which you were then registered as the holder(s).

Overseas Shareholders

Based on the register of members of the Company as at 10 October 2007 (being the record date for the purpose of determining Shareholders' entitlement to such dividend), save that there was one Shareholder in Macau, one Shareholder in Malaysia and one Shareholder in Taiwan, all of the Shareholders have registered addresses in Hong Kong.

The directors of the Company have made enquiries with legal advisers in the relevant jurisdictions, and have been advised that there are no restrictions or requirements on the issue of scrip dividend to such overseas Shareholders. Accordingly, these overseas Shareholders will be permitted to participate in the Scrip Dividend Scheme.

The participation in the Scrip Dividend Scheme by the Shareholders in any jurisdiction outside Hong Kong may be affected by laws of the relevant jurisdictions, so Shareholders who are citizens, residents or nationals of jurisdictions outside Hong Kong should inform themselves about, and observe, all applicable legal and regulatory requirements of their relevant jurisdictions. It is the responsibility of any Shareholder not resident in Hong Kong who wishes to participate in the Scrip Dividend Scheme to satisfy himself/herself as to the full observance of all the applicable laws and regulations of any relevant jurisdiction in connection therewith, including obtaining any government or other approval or consent which may be required, complying with any other necessary formality and paying any issue, transfer or other taxes due in respect of such jurisdiction.

Stock Exchange Listing and Despatch of Share Certificates

The Scrip Dividend Scheme is conditional upon the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Scrip Shares. Application will be made to the Stock Exchange for listing of and permission to deal in the Scrip Shares. Certificates in respect of Scrip Shares and dividend warrants in respect of cash dividends are expected to be sent to Shareholders by post at their risk on or around 8 November 2007. You may deal in the Scrip Shares to be issued to you upon receipt of the relevant share certificate. In the unlikely event that the Scrip Shares are not admitted to listing before 8 November 2007, all Cash Election Forms will be disregarded and the full amount of dividend will be paid in cash.

No equity or debt securities of the Company are listed on or dealt in on any other stock exchange and no listing or permission to deal in on any other stock exchange is being or is proposed to be sought.

Dealings in Scrip Shares are expected to commence on 9 November 2007.

Advantage of Scrip Dividend Scheme

The Scrip Dividend Scheme will give Shareholders the opportunity to increase their investments in the Company at a discount to market value as provided above, without incurring brokerage and stamp duty costs. The Scrip Dividend Scheme will also be to the advantage of the Company because, to the extent that Shareholders receive Scrip Shares (whether in whole or in part) in respect of the final dividend, such cash as would otherwise have been paid to Shareholders will be retained for use by the Company.

Recommendation

Whether or not it is to your advantage to elect to receive cash in lieu of Scrip Shares, in whole or in part, will depend upon your own individual circumstances and the decision in this regard, and all effects resulting therefrom, are the sole responsibility of each Shareholder. **IF YOU ARE IN ANY DOUBT AS TO WHAT TO DO, YOU SHOULD CONSULT A LICENSED SECURITIES DEALER, BANK MANAGER, SOLICITOR, PROFESSIONAL ACCOUNTANT OR OTHER PROFESSIONAL ADVISERS.**

Yours faithfully,
For and on behalf of
PYI Corporation Limited
Chow Ming Kuen, Joseph *OBE, JP*
Chairman

PYI

保　華　集　團　有　限　公　司*
PYI Corporation Limited

（於百慕達註冊成立之有限公司）
（股份代號：498）

周明權*OBE, JP*（主席兼獨立非執行董事）
劉高原（副主席兼董事總經理）
陳國強（非執行董事）
郭少強（獨立非執行董事）
陳樹堅（獨立非執行董事）
梁寶榮*GBS, JP*（獨立非執行董事）
李昌安（獨立非執行董事）

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港之主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心31樓

敬啟者：

與截至2007年3月31日止年度
末期股息有關之以股代息計劃（附有現金選擇權）

根據2007年7月20日所公布，保華集團有限公司（「本公司」）董事局已議決就本公司股本中每股面值(
港元之股份（「股份」），派發截至2007年3月31日止年度之每股1.5港仙末期股息，予2007年10月10日營業
結束時名列本公司股東名冊之股東（「股東」），派息將以股份（「代息股份」）方式（附有收取現金之選擇權）
（「以股代息計劃」），此末期股息已在本公司於2007年9月20日舉行之股東週年大會上獲正式批准。本公司
2007年10月8日至2007年10月10日（包括首尾兩日）暫停辦理股份過戶登記手續，在上述期間不再登記股份
讓。為獲派末期股息，所有股份過戶文件連同有關股票，已按規定於2007年10月5日送交本公司之香港股份
登記處卓佳秘書商務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

以股代息計劃詳情

根據以股代息計劃，每名股東可作以下選擇：

(a) 獲配發每股2.815港元價值（按下文所述市值計算）並已入賬列為繳足之代息股份，以支付股
收取之末期股息；或

(b) 於2007年10月10日每持有一股現有之股份收取1.5港仙現金；或

(c) 合併上文部份(a)與部份(b)之方式。

根據2007年7月20日發表公布，決定應予配發之代息股份數目時，每股代息股份之市值乃參照截
年10月10日止連續三個交易日每股股份於香港聯合交易所有限公司（「聯交所」）之平均收市價，減以此每
價百分之五之折讓，或股份面值（兩者以較高者為準）而計算。由於截至2007年10月10日止連續三個交易
股份在聯交所之平均收市價約為2.963港元（「平均收市價」），股東根據以股代息計劃應得之代息股份須
港元價格（較股份面值高，此即平均收市價減以百分之五之折讓）計算，因此，每位股東根據以股代息計
取之代息股份數目，將按以下公式計算：

根據以股代息計劃 將收取之 代息股份數目	=	於2007年10月10日 在以股代息計劃中以股份作為 支付股息之現有股份數目	X	$\frac{0.015}{2.815}$

* 僅供識別

假如所有股東均選擇收取其應得之代息股份，根據於2007年10月10日之1,497,839,407股已發行股份計算，則以股代息計劃下最多可發行7,981,382股代息股份。

每名股東獲發行之代息股份數目，將向下調整至最接近之整數。零碎之代息股份將不予配發，而有關利益撥歸本公司所有。

代息股份將與發行當日之現有股份享有同等權益，除無權享有截至2007年3月31日止年度之末期股息外，代息股份可全數收取其發行日期後所宣派或派付或作出之股息及分派。

現金選擇表格

茲隨附上現金選擇表格。**任何股東如欲全部以代息股份收取應得之末期股息，將毋須填寫選擇表格。凡之前已呈交選擇表格選擇收取現金作為日後所享有之一切股息的股東，均不獲寄予此現金選擇表格。任何股東如欲收取現金以代替代息股份作為其全部或部分所享有之末期股息，須將現金選擇表格填妥，並最遲於2007年10月26日下午4時前送達卓佳秘書商務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。交回上述表格將不會獲發收訖通知書。**

閣下如填妥選擇表格但未註明選擇收取現金之股數，又或選擇收取現金之股數較於2007年10月10日 閣下名下登記持有者為多，則在此任何一種情況下， 閣下將被視作已選擇全部收取現金，作為 閣下當時名下全部股份應得之末期股息。

海外股東

根據於2007年10月10日(為核實股東獲得此股息的權利之登記日期)本公司之股東名冊所載，除1名位於澳門、1名位於馬來西亞及1名位於台灣外，所有股東之登記地址均位於香港。

本公司董事經諮詢各有關司法權區之法律顧問之意見後，獲悉並不存在向該等海外股東發行代息股份之限制或規定，因此，該等海外股東將獲准參與以股代息計劃。

在香港以外司法權區之股東參與以股代息計劃，可能會受到有關司法權區之法例影響，故此倘股東為香港以外司法權區之公民、居民或國民，應自行了解及遵守有關司法權區之任何適用法例及規例之規定。非香港居民之股東如欲參與以股代息計劃，須自行完全遵守有關司法權區在此方面之所有適用法例及規例，包括獲得任何可能需要之政府或其他批准或同意或辦理其他必需之手續，並支付該司法權區之任何發行或過戶費用或其他應繳稅項。

聯交所上市及寄發股票

以股代息計劃須待聯交所上市委員會批准代息股份上市買賣，方可作實。本公司將向聯交所申請批准代息股份上市買賣。末期股息之代息股份股票及現金股息之股息單，預期於2007年11月8日或左右，以郵遞方式寄予各股東，如有郵誤，概由股東負責。當 閣下收到將予發行代息股份之有關股票後，可以買賣。倘於2007年11月8日前代息股份並未獲准上市(儘管此情況不大可能出現)，現金選擇表格將不予理會，而全數股息將以現金支付。

本公司之股本或債務證券概無在任何其他證券交易所上市或買賣，現時亦無申請或建議申請在任何其他證券交易所上市或買賣。

預期代息股份將於2007年11月9日開始買賣。

以股代息計劃之優點

以股代息計劃將使股東有機會依據上述規定按低於市值之價格，又毋須支付經紀佣金及印花稅，而可增加在本公司之投資。以股代息計劃亦對本公司有利，因為無論股東選擇全部或部份收取代息股份作為末期股息，原應派付予股東之現金將可留待本公司使用。

推薦意見

選擇全部或部份收取現金以代替代息股份是否對 閣下有利，將視乎 閣下本身之情況而定，就此而作出之決定及由此而引致之一切後果，均須由各股東自負責任。 **閣下如對應採取之行動有任何疑問，應立即諮詢閣下之持牌證券交易商、銀行經理、律師、專業會計師及其他專業顧問。**

此致

本公司列位股東 台照

代表
保華集團有限公司
主席
周明權*OBE, JP*
謹啟

2007年10月11日

END